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              Cohen & Steers Dividend Advantage Realty Fund, Inc.
                               (the "Registrant")

                             Securities Act of 1933
                            Registration No 333-99743

                             Investment Company Act
                            Of 1940 File No 811-21203

                       Securities and Exchange Commission
                             Washington, D.C. 20549

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

               Cohen & Steers Dividend Advantage Realty Fund, Inc.
                              (Name of Registrant)

                                    Maryland
                            (State of Incorporation)

                                757 Third Avenue
                            New York, New York 10017
                           (Principal Office Address)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned officer of the Registrant hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form N-2, (together with all exhibits thereto, the "Registration Statement"), Securities Act of 1933 File Number 333-99743, Investment Company Act of 1940 File No 811-21203, relating to shares (the "Shares") of the Cohen & Steers Dividend Advantage Realty Fund, Inc. (the "Fund").

The Fund requests that such consent be granted on the grounds that market conditions changed. The Registrant hereby confirms that no shares of the Fund were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (212) 832-3622 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Lawrence B. Stoller at (212) 832-3232.

                                            Respectfully submitted,

Cohen & Steers Dividend Advantage Realty Fund, Inc.

                                            /s/ Lawrence B. Stoller
                                            Lawrence B. Stoller
                                            Secretary